Exhibit 99(a)(5)(ii)

LATAM Airlines Agreement with Delta September 2019

Forward Looking Statements 1 This presentation may include forward - looking comments regarding the Company’s business outlook and anticipated financial and operating results . These expectations are highly dependent on the economy, the airline industry, commodity prices, international markets and external events . Therefore, they are subject to change and we undertake no obligation to publicly update or revise any forward looking statements to reflect events or circumstances that may arise after the date of this presentation . More information on the risk factors that could affect our results are contained on our Form 20 - F for the year ended December 31 , 2018 . Information , tables and logos contained in this presentation may not be used without consent from LATAM Airlines Group S . A .

Leading group in air transport of passengers and cargo in Latin America 2 Leading network and platform in Latin America – Sao Paulo, Lima and Santiago hubs >140 destinations in 25 countries spanning five continents: • Domestic Market Share: 1 Σ in Chile and Peru, 2 Σ in Brazil, Argentina, Colombia and Ecuador • Regional operations in South America and long - haul operations to five continents >30M members in leading frequent flyer and loyalty program Regional leader in number of passengers carried Over 300 - aircraft fleet , with and average age of ~9 years 71M passengers carried in last twelve months

Comprehensive Route Network 3

Strategic Rationale 4 Will improve free cash flow generation, reduce forecasted debt by over $2 billion by 2025 and improve capital structure Customers will benefit from significantly expanded travel choices across the Americas and an enhanced travel experience 1 The joint venture will create a highly complementary route network connecting the Americas 2 Strategic Agreement with Delta provides strategic, operational and financial benefits 3 Opportunities for our people to develop as we grow 4 5

Strategic Agreement 5 Footnote: The joint venture and the tender offer is subject to customary closing conditions and governmental and regulatory approvals. Commercial Joint venture, near - term code sharing agreement, and an investment from Delta of $350 million to support the establishment of broader strategic venture Airplane Purchase Delta will acquire four A350 aircraft from LATAM and assume LATAM’s commitment to purchase 10 additional aircraft to be delivered beginning in 2020 Tender Offer Delta will invest $1.9 billion for a 20 percent stake in LATAM through a public tender offer at $16 per share

Delivering Value for LATAM Passengers, Shareholders and Employees 6 Highly complementary route networks More destinations, better connections, and more options to choose Enhanced travel experience Frequent flyer benefits to be available for passengers of both carriers Passengers Receive significant value for a portion of their stock in the planned tender offer Opportunity to participate in the future growth of strengthened business Improved free cash flow generation Improved capital structure Reduced forecasted debt Shareholders Significant opportunity to grow and develop Be part of the leading group of airlines in the Americas Benefit from a recognized leader in airline industry Employees

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